Amendment No. 6 to Prospectus Supplement dated March 27, 2014 (to Prospectus dated March 13, 2014)	Filed pursuant to Rule 424(b)(5) File No. 333-193336

ZION OIL & GAS, INC.

This Amendment No. 6 to Prospectus Supplement amends the Prospectus Supplement dated March 27, 2014 (“Original Prospectus Supplement”) as supplemented on May 30, 2014 (“Amendment No. 1 to Prospectus Supplement”), as supplemented on July 31, 2014 (“Amendment No. 2 to Prospectus Supplement”), as supplemented on January 13, 2015 (“Amendment No. 3 to Prospectus Supplement”), as supplemented on May 1, 2015 (“Amendment No. 4 to Prospectus Supplement”) and as supplemented on July 29, 2015 (“Amendment No. 5 to Prospectus Supplement”). This Amendment No. 6 to Prospectus Supplement should be read in conjunction with the Original Prospectus Supplement and the base Prospectus effective March 27, 2014 and Amendment No. 2. This Amendment No. 6 is incorporated by reference into the Original Prospectus Supplement. This Amendment No. 6 is not complete without, and may not be delivered or utilized except in connection with, the Original Prospectus Supplement, including any amendments or supplements thereto.

Investing in our common stock is risky. See "Risk Factors" commencing at page S-12 of the Prospectus to read about the risks that you should consider before buying shares of our stock.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus or any prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Extended Unit Option under the Unit Program

Under our Dividend Reinvestment and Common Stock Purchase Plan (the “Plan”), our Unit Program continues with an extended Unit Option period, but otherwise the same Unit Program features, conditions and terms in the Prospectus Supplement and Amendment No. 2 apply.  We are offering under our Unit Program that began on February 2, 2015 under Amendment No. 3 to the Prospectus an extension of the Unit Option that is being extended from the current termination date of December 31, 2015 to a termination date of March 31, 2016. The Unit Option to purchase Units of our securities where each Unit (priced at $4.00) is comprised of one (1) share of Common Stock and three (3) Common Stock purchase warrants. Each warrant affords the investor or stockholder the opportunity to purchase one share of our Common Stock at a warrant exercise price of $1.00. Each of the three warrants per Unit will have different expiration dates that have been extended.

We have filed an application with NASDAQ to list the three warrants on the NASDAQ Global Market under the symbols “ZNWAB,” “ZNWAC,” and “ZNWAD;” however, no assurance can be provided that the warrants will be approved for listing on the NASDAQ Global Market.

All of the warrants will first become exercisable and tradable on May 2, 2016, which is the first trading day after the 31st day following the new Unit Option Termination Date (i.e., on March 31, 2016) and continue to be exercisable through May 2, 2017 for ZNWAB (1 year), May 2, 2018 for ZNWAC (2 years) and May 2, 2019 for ZNWAD (3 years), respectively, at a per share exercise price of $1.00. The Unit is priced at $4.00 and no change will be made to the warrant exercise price of $1.00 per share.

Accordingly, all references in the Original Prospectus Supplement and Amendment Nos. 1, 3, 4 and 5, concerning the Unit Options are hereby deleted and replaced with the extended Unit Option as described above. Except for the substitution of the extended Unit Option above, all other features, conditions and terms of the Plan remain unchanged.

The date of this Amendment No. 6 to Prospectus Supplement is December 28, 2015.